Exhibit 12.7

Illinois Power Company Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements (Thousands of Dollars, Except Ratios)

	9 Months Ended	Year Ended
	September 30,	December 31,
	2008	2007
Net income (loss) from continuing operations	$(2,502)	$25,780
Add- Taxes (benefit) based on income	(1,705)	15,341

Net income (loss) before income taxes	(4,207)	41,121

Add- fixed charges:
Interest on long term debt (1)	65,295	69,085
Estimated interest cost within rental expense	398	234
Amortization of net debt premium, discount, expenses and losses	6,995	8,454
Total fixed charges	72,688	77,773

Earnings available for fixed charges	68,481	118,894

Ratio of earnings to fixed charges	- (2)	1.52

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	1,721	2,294
Adjustment to pre-tax basis	1,173	1,365
	2,894	3,659

Combined fixed charges and preferred stock dividend requirements	$75,582	$81,432

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	- (3)	1.46

(1) Includes FIN 48 interest expense
(2) Earnings were inadequate to cover fixed charges by $4,207,000 for the nine months ended September 30, 2008.
(3) Earnings were inadequate to cover combined fixed charges and preferred stock dividend requirements by $7,101,000 for the nine months ended September 30, 2008.